UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

VTEX - Interim Financial Statements for the Second Quarter ended June 30, 2021	2

VTEX - Interim Management’s Discussion and Analysis for the Second Quarter ended June 30, 2021	29

VTEX

Interim condensed consolidated balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Note	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4	23,598	58,557
Restricted cash		1,360	1,429
Marketable securities	5	13,503	16,969
Trade receivables	6	31,330	24,491
Recoverable taxes		4,257	4,071
Deferred commissions		191	438
Prepaid expenses - Current		6,103	2,379
Derivative financial instruments - Curt assets		-	174
Other current assets		278	223
Total current assets		80,620	108,731

Non-current assets
Deferred tax assets	7.1	5,840	2,174
Prepaid expenses		1,860	3,134
Recoverable taxes		535	674
Deferred Commission		1,160	389
Other		221	53
Right-of-use assets	16	5,611	5,076
Property and equipment, net	9	5,361	4,551
Intangible assets, net	10	37,256	15,093
Investment in joint venture		310	136
Total non-current assets		58,154	31,280
Total assets		138,774	140,011

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

LIABILITIES	Note	June 30, 2021	December 31, 2020
Current liabilities
Accounts payable and accrued expenses	11	28,465	20,709
Loans and financing	13	2,135	1,585
Taxes payables	12	3,240	6,790
Lease liabilities	16	969	850
Deferred revenue		16,837	14,170
Derivative financial instruments		304	-
Accounts payable from acquisition of subsidiaries		8,686	2,794
Other		80	159
Total current liabilities		60,716	47,057

Non-current liabilities
Loans and financing	13	2,826	4,774
Lease liabilities	16	5,492	5,303
Accounts payable from acquisition of subsidiaries		1,687	1,206
Deferred revenue		10,543	5,005
Deferred tax liabilities	7.2	2,162	731
Other		269	187
Total non-current liabilities		22,979	17,206

EQUITY
Issued capital		17	17
Capital reserve		86,025	78,945
Other comprehensive income		408	104
Accumulated losses		(31,371)	(3,444)
Equity attributable to VTEX’s shareholders		55,079	75,622
Non-controlling interests		-	126
Total shareholders’ equity		55,079	75,748
Total liabilities and equity		138,774	140,011

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated statement of profit or loss
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

		Three months ended		Six months ended
	Note	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Subscription revenue		29,652	23,937	54,310	39,379
Services revenue		1,217	1,338	2,483	2,538

Total revenue	15	30,869	25,275	56,793	41,917

Subscription cost		(9,461)	(5,821)	(18,176)	(10,881)
Services cost		(2,757)	(1,659)	(4,865)	(3,337)

Total cost		(12,218)	(7,480)	(23,041)	(14,218)

Gross profit		18,651	17,795	33,752	27,699

Operating expenses
General and administrative		(7,806)	(2,402)	(15,029)	(5,505)
Sales and marketing		(15,697)	(5,360)	(26,732)	(11,106)
Research and development		(10,669)	(3,638)	(19,092)	(7,700)
Other income (losses)		(868)	(263)	(1,317)	(310)

Income (loss) from operation		(16,389)	6,132	(28,418)	3,078

Finance income		2,136	2,714	2,548	1,620
Finance expense		(3,490)	(1,145)	(5,257)	(2,848)

Financial result, net		(1,354)	1,569	(2,709)	(1,228)

Equity results		139	1	235	(9)

Income (loss) before income tax		(17,604)	7,702	(30,892)	1,841

Income tax
Current	7.3	(297)	(1,598)	(504)	(1,756)
Deferred	7.3	2,432	(442)	3,466	379

Net income (loss) for the period		(15,469)	5,662	(27,930)	464

Attributable to controlling shareholders		(15,469)	5,619	(27,927)	417
Non-controlling interest		-	43	(3)	47

		USD	USD	USD	USD
Earnings (loss) per share	17
Basic earnings (loss) per share		(0.090)	0.034	(0.163)	0.003
Diluted earnings (loss) per share		(0.090)	0.033	(0.163)	0.003

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated statement of changes in shareholder’s equity
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other comprehensive income (loss)	Accumulated losses	Total shareholders' equity	Non-controlling interests	Total equity
At December 31, 2019	17	50,133	(572)	(2,530)	47,048	37	47,085

Net loss of the period	-	-	-	417	417	47	464
Foreign cumulative conversion adjustment	-	-	(1,395)	-	(1,395)	-	(1,395)
Exercise of stock options	-	52	-	-	52	-	52
Share-based compensation	-	702	-	-	702	-	702
At June 30, 2020	17	50,887	(1,967)	(2,113)	46,824	84	46,908

	Issued capital	Capital reserve	Other comprehensive income (loss)	Accumulated losses	Total shareholders' equity	Non-controlling interests	Total equity
At December 31, 2020	17	78,945	104	(3,444)	75,622	126	75,748

Net loss of the period	-	-	-	(27,927)	(27,927)	(3)	(27,930)
Foreign cumulative conversion adjustment	-	-	304	-	304	-	304
Exercise of stock options	-	927	-	-	927	-	927
Issue of ordinary shares as consideration for a business combination	-	1,469			1,469		1,469
Capital contribution	-	1,000	-	-	1,000	-	1,000
Buyback of shares	-	(407)	-	-	(407)	-	(407)
Share-based compensation	-	3,995	-	-	3,995	-	3,995
Acquisition of non-controlling interests	-	96	-	-	96	(123)	(27)
At June 30, 2021	17	86,025	408	(31,371)	55,079	-	55,079

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated statement of cash flows
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

		Six months ended
	Note	June 30, 2021	June 30, 2020

Net income (loss) of the period		(27,930)	464

Adjustments on income ( loss) for the period
Depreciation and amortization		1,814	1,270
Deferred income tax		(3,466)	(379)
Loss on disposal of property, equipment and intangible assets	9,10	1	34
Allowance for doubtful accounts		294	744
Share-based compensation	18	3,995	702
Adjustment of hyperinflation		876	126
Loss (profit) on investments in joint venture		(235)	9
Fair value gain (losses)		(88)	(76)
Other costs and foreign exchange, net		27	(2,093)

Working capital adjustments
Trade receivables		(6,553)	(8,760)
Recoverable taxes		(47)	(4)
Prepaid expenses		(2,450)	(2,752)
Other assets		28	(546)
Accounts payable and accrued expenses		9,422	1,570
Taxes payable		206	2,915
Deferred revenue		6,894	6,102
Other liabilities		(525)	(1,889)

Cash used in operating activities		(17,737)	(2,563)

Income tax paid		(3,879)	(1,193)

Net cash used in operating activities		(21,616)	(3,756)

Cash flows from investing activities
Redemption of marketable securities	5	3,316	-
Interest received		384	757
Acquisition of subsidiaries net of cash acquired		(4,449)	(2,599)
Acquisitions of property and equipment		(1,065)	(734)
Net cash used in investing activities		(1,814)	(2,576)

Cash flows from financing activities
Changes in restricted cash		69	731
Proceeds from the exercise of stock options		927	52
Capital increase		1,000	-
Buyback of shares		(2,423)	-
Payment of loans and financing	13	(9,653)	(1,159)
Interest paid		(59)	(78)
Principal elements of lease payments	16.1	(460)	(102)
Lease interest paid		(351)	(395)
Net cash used in financing activities		(10,950)	(951)

Net decrease in cash and cash equivalents		(34,380)	(7,283)

Cash and cash equivalents, beginning of the period		58,557	29,762
Effect of exchange rate changes		(579)	2,632
Cash and cash equivalents, end of the period	4	23,598	25,111
Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets		156	37
Issue of ordinary shares as consideration for a business combination		1,469	-
Unpaid amount related to acquisition of non-controlling interest		27	-
Unpaid amount related to business combinations		9,810	-

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1     General information

VTEX (“Company” or “Group”) provides a software-as-a-service digital commerce platform for enterprise brands and retailers. The VTEX platform enables customers to execute their commerce strategy, including building online stores, integrating and managing orders across multiple channels, and creating marketplaces to offer products from third-party vendors. Founded in Brazil, the Company has been a leader in accelerating the digital commerce transformation in Latin America and it is expanding globally. VTEX’s platform is engineered to enterprise-level standards and functionality with the significant majority of the Company’s revenue coming from large, blue-chip companies. As of December 31, 2020, we were trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

The Group enables the customers to implement multiple go-to-market strategies. VTEX’s platform combines commerce, order management and marketplace functionality, allowing enterprises to sell a wide assortment of products across multiple channels. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, ship from store, endless aisle and drop-shipping. The Group calls this set of deep integrations “Collaborative Commerce.”

VTEX’s Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. The ecosystem includes more than 1,000 integrated solutions, 200 systems integrators, 100 marketplaces, 80 payments solutions, and 50 logistics companies. VTEX’s partners’ solutions are embedded within the platform, allowing the customers to seamlessly execute their commerce vision and strategy. The more customers adopt the platform and partners join the network, the more efficiently the Group can help facilitate the future of commerce.

The technology is flexible and extensible. It’s open, API-first, multi-tenant commerce platform allows enterprises to adopt new commerce capabilities with minimal risk. Combined with its low-code development platform, VTEX IO, the Group enables customers to build proprietary technology, seamlessly integrated with an extensive out-of-the-box functionality. In essence, VTEX’s “Composable Commerce” approach allows enterprises to leverage the knowledge of highly specialized talents from the ecosystem while focusing their own talent on what makes them unique. Composable Commerce enables customers to rapidly deploy VTEX’s solutions and quickly iterate and customize the entire commerce experience at scale.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1.1 The following entities are part of the Group and are being consolidated in these unaudited interim condensed financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	June 30, 2021	December 31, 2020	June 30, 2020
VTEX	Cayman	Holding	Technology Services
VTEX Informática S.A. (“VTEX ARG”) (i)	Argentina	Subsidiary	Technology Services	100.00	96.54	96.54
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Publicidade e Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100.00	100.00	100.00
VTEX Intermediação de Cobrança Ltda. (“VTEX STORE”) (ii)	Brazil	Subsidiary	Technology Services	-	99.99	99.99
Dlieve Tecnologia S.A. (“Dlieve”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
Loja Integrada Tecnologia para Softwares Ltda. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	100.00	100.00	-
VTEX Chile SpA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100.00	100.00	100.00
UniteU Technologies Inc. (“UniteU”)	USA	Subsidiary	Technology Services	-	-	100.00
WebLinc Corp (“WorkArea”) (iii)	USA	Subsidiary	Technology Services	100.00	-	-
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100.00	100.00	100.00
EICOM Limited (“EICOM”)	UK	Subsidiary	Technology Services	100.00	100.00	100.00
Soluciones Cloud En Ecommerce S. De R.L. De C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	99.99	99.95	99.95
EI Education S.A.P.I de C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100.00	100.00	-
Suiteshare Tecnologia da Informação (iv)	Brazil	Subsidiary	Technology Services	100.00	-	-
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100.00	-	-

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

(i)	In January 2021, the Group acquired the non-controlling interest of VTEX ARG.
(ii)	VTEX STORE was closed in February 2021.
(iii)	WorkArea was acquired in the first quarter of 2021. In May 2021, the Group acquired the non-controlling interest of VTEX MEX.
(iv)	Suiteshare was acquired in the second quarter of 2021. Refer to note 3.1 for additional details.

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%.

The Group recognizes on these interim condensed consolidated financial statements its interest to the net assets of the arrangement.

2     Basis of Presentation and Consolidation

a.    Basis for preparation of the unaudited interim condensed consolidated financial statements
The unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statements. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2020 and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the estimation of income tax (see note 12) and the adoption of new and amended standards as set out below.

The unaudited interim condensed consolidated financial statements are presented in U.S. dollars (“USD” or “$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

b.    New standards, interpretations, and amendments adopted by the Group

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

c.    Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set at the consolidated financial statements for the year ended December 31, 2020 and no retrospective adjustments were made.

3    Business combinations

3.1  Acquisition of Suiteshare

On April 16, 2021, the Group signed a binding share purchase agreement to acquire 100% of the shares of Suiteshare Tecnologia da Informação Ltda. (“Suiteshare”), a Brazil-based technology company, to strengthen its presence in the nascent conversational commerce segment. The transaction was closed by May 28, 2021.

The Group will work alongside the Suiteshare team, who will remain engaged post transaction, to accelerate growth in conversational commerce. With the acquisition, the Group will be able to offer geolocation based WhatsApp conversation commerce solutions with seamless integration. The Suiteshare solution has shown high conversion rates when offered to the Group's customers, showing the cross-sell potential and the interest of customers in conversational commerce solutions.

Approximately US$1.9 million in cash and US$1.3 million in shares were paid at closing. Additionally, the sellers may be entitled to receive an earnout, depending on the achievement of certain financial targets.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

4    Cash and cash equivalents

	June 30, 2021	December 31, 2020
Cash and cash bank deposits	18,116	51,955
Short term investment (i)	5,482	6,602
Cash and cash equivalents	23,598	58,557

(i)    Short term investment

Refers to short-term deposits with immediate liquidity and maturity of six months period or less from the date of acquisition, mostly in U.S. dollars, in fixed income investment funds.

5     Marketable securities

Marketable securities refer to bonds in U.S. dollars, maturing between 2023 and 2030.

	June 30, 2021	December 31, 2020
Marketable securities	13,503	16,969
	13,503	16,969

The following table shows the changes in the balances:

Opening balance on January 1, 2021	16,969
Additions	-
Redemption	(3,316)
Interest received	(272)
Fair value adjustments	122
Closing balances on June 30, 2021	13,503

6    Trade receivables

Trade receivables are as follows:

	June 30, 2021	December 31, 2020
Trade receivables	32,094	25,140
Loss allowances	(764)	(649)
	31,330	24,491

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The changes in loss allowances for Trade receivables are as follows:

Opening balance on January 1, 2021	(649)
Addition, net	(294)
Addition from acquisition of subsidiaries	(100)
Write-off	271
Exchange-rate change	8
Closing balance on June 30, 2021	(764)

The Trade receivables by aging are distributed as follows:

	June 30, 2021	December 31, 2020
Current	29,673	22,019
Overdue between:
From 1 to 30 days	1,080	1,578
From 31 to 60 days	494	537
From 61 to 90 days	263	293
From 91 to 120 days	154	245
From 121 to 300 days	430	468
Total	32,094	25,140

7     Current and deferred tax

7.1  Deferred tax assets

	June 30, 2021	December 31, 2020
Loss allowances for financial assets	83	124
Bonus provision	714	655
Lease	134	108
Share-based compensation	1,693	185
Hyperinflationary adjustments	87	99
Tax loss	2,298	427
Others	831	576
Total deferred tax assets	5,840	2,174

7.2  Deferred tax liabilities

The balance comprises temporary differences attributable to:

	June 30, 2021	December 31, 2020

Acquisition of subsidiaries	1,814	544
Temporary differences	348	187
Total deferred tax liabilities	2,162	731

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

7.3  Income Tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Current tax
Current tax on profits for the period	(297)	(1,598)	(504)	(1,756)
Deferred income tax
Decrease/(increase) in deferred tax	2,432	(442)	3,466	379
Income tax expense	2,135	(2,040)	2,962	(1,377)

8     Contingencies

The Group is party to civil and labor lawsuits, involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable by Management, based on the evaluation of its legal advisors which are recognized as a liability, is as follows:

	June 30, 2021	December 31, 2020
Civil	14	21
Labor	17	49
Tax	45	-
	76	70

The breakdown of existing contingencies classified as possible by Management, based on the evaluation of its legal advisors, for which no provision was recognized is as follows:

	June 30, 2021	December 31, 2020
Civil	114	45
Labor	173	157
Tax	-	33
	287	235

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

9     Property and equipment, net

Details of the Group’s property and equipment balance are shown in the tables below:

	June 30, 2021	December 31, 2020
Leasehold improvements	3,091	2,967
Machinery and equipment	288	277
Furniture and fixture	1,015	786
Computer and peripherals	3,883	2,767
Communication equipment	7	7
Less: accumulated depreciation	(2,923)	(2,253)
Property and equipment, net	5,361	4,551

10   Intangible assets, net

Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	June 30, 2021	December 31, 2020
Software (i)	5,638	2,837
Trademark	422	-
Intellectual property	2,765	2,690
Customer contracts	9,452	2,629
Goodwill	23,155	10,562
Others	428	-
Less: accumulated amortization	(4,604)	(3,625)
Intangible assets, net	37,256	15,093

(i) The increase in software relates mainly to assets acquired in the business combination of Workarea and Suiteshare.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

11   Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	June 30, 2021	December 31, 2020
Trade payable	11,782	9,973
Accounts payables to related parties	26	2,016
Social charges	6,049	1,698
Profit sharing	4,635	4,415
Provision for vacation and benefits	5,804	2,186
Other	169	421
Total	28,465	20,709

12   Taxes payable

The breakdown of taxes payable is as follows:

	June 30, 2021	December 31, 2020
Income tax payable	357	3,732
Other taxes payable	2,883	3,058
Total	3,240	6,790

13   Loans and financing

13.1 Breakdown of loans and financing

Loan and financing operations are summarized as follows:

	Interest rate	Country	Maturity	June 30, 2021	December 31, 2020

Bank loan(i)	8.5% p.a.	Brazil	September/2022	1,388	1,719
Bank loan (ii)	100% CDI+ 2.65 p.a.	Brazil	May/2023	3,453	4,098
Bank loan	100% Selic + 2% p.a.	Brazil	January/2021	-	542
Bank loan	1% p.a.	USA	July/2021	120	-
Total				4,961	6,359

Current				2,135	1,585
Non-current				2,826	4,774

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

(i)	In March 2017, the Group raised R$ 15,577 corresponding to USD 5,014 from Brazilian National Bank for Economic and Social Development to finance the development of new ecommerce technologies or BNDES.

(ii)
In June 2019, the Group raised € 6,909 corresponding to USD 7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge.

13.2 Changes in loans and financing

Opening balance on January 1, 2021	6,359
Loans from acquisition of subsidiaries	8,038
Derivative financial instruments	383
Payment of loans	(9,653)
Interest charged	47
Interest paid	(59)
Basis adjustment on the fair value hedge	(274)
Exchange rate effect	120
Closing balance on June 30, 2021	4,961

14    Shareholders’ equity

14.1 Share Capital

The total share capital is as follows:

	June 30, 2021	December 31, 2020

Number of ordinary nominative shares	173,305,584	170,981,476
Par value	0.0001	0.0001
Total share capital	17	17

In July 2021, within the completion of the IPO, each of existing shares (common shares) were converted into Class A or Class B shares. Therefore, the Company has two classes of common shares: Class A common shares and Class B common shares. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common shares. Each Class A common share is entitled to one vote. Each Class B common share is entitled to 10 votes and are convertible into one Class A common share as provided in the Articles of Association. Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law. Following this offering, the issued and outstanding Class B common shares represent approximately 93.98%. of the combined voting power of our outstanding common shares.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

15   Revenue from services provided

15.1 Disaggregation of revenue from contracts with customers

The Group revenue derives mostly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Subscriptions	32,482	26,058	59,291	42,900
Tax on subscriptions	(2,830)	(2,121)	(4,981)	(3,521)
Revenue from subscriptions	29,652	23,937	54,310	39,379
Services provided	1,377	1,453	2,748	2,786
Taxes on services	(160)	(115)	(265)	(248)
Revenue from services	1,217	1,338	2,483	2,538

Revenue from subscription and services	30,869	25,275	56,793	41,917

16   Leases

16.1 Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30, 2021	December 31, 2020
Right-of-use asset
Office buildings	5,611	5,076
Total	5,611	5,076

	June 30, 2021	December 31, 2020
Lease liabilities
Current	969	850
Non-current	5,492	5,303
Total	6,461	6,153

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table shows the changes in the right-of-use asset and lease liabilities:

Right-of-use asset
Opening balance on January 1, 2021	5,076
New lease agreements	-
Lease agreements from acquired subsidiaries	722
Remeasurement	156
Hyperinflation adjustment	5
Amortization	(509)
Exchange rate effect	161
Closing balance on June 30, 2021	5,611

Lease liabilities
Opening Balance on January 1, 2021	6,153
New lease agreements	-
Lease agreements from acquired subsidiaries	446
Remeasurement	156
Interest added	351
Principal elements of lease payment	(460)
Interest payment	(351)
Exchange rate effect	166
Closing balance on June 30, 2021	6,461

16.2 Amounts recognized in the statement of profit or loss

The statement of profit (loss) presents the following amounts relating to leases:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Depreciation charge of office buildings	265	217	509	472
Interest expense (included in finance cost)	175	181	351	395
Total	440	398	860	867

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

17   Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by giving effect to all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the earnings (loss) per share of the Group for the three months and six months periods ended June 30, 2021 and 2020:

	Three months ended		Six months ended
Basic earnings (loss) per share	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Gain (loss) attributable to the stockholders of the Group	(15,469)	5,619	(27,927)	417
Weighted average number of outstanding common shares (thousands)	172,630	167,102	170,828	161,588
Basic gain (loss) per share	(0.090)	0.034	(0.163)	0.003
Diluted earnings (loss) per share	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Gain (loss)
attributable to the stockholders of the Group	(15,469)	5,619	(27,927)	417
Weighted average number of outstanding common shares (thousands)	172,630	170,972	170,828	165,458
Diluted earnings (loss) per share	(0.090)	0.033	(0.163)	0.003

18   Share-based compensation

18.1 Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan and RSUs, the options have a term of 7 years as of the grant date and are exercisable as long as the director or employee fulfills the worked period after the options are granted (normally 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date Fair value

At December 31, 2020	9,678	2.90	5.65	0.68
Granted during the period	1,696	10.23	-	4.93
Forfeit during the period	(103)	8.54	-	4.63
Exercised during the period	(1,833)	0.54	-	0.40
At June 30, 2021	9,438	4.62	5.86	1.45
Stock options exercisable as of June 30, 2021	2,177	2.62	5.07	0.46

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model taking in consideration the average contract term. The model inputs for options included:

●	Strike price - Average price weighted by the quantity granted;
●	Target asset price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-free interest rate - US Treasury interest rate, pursuant to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the six months period ended June 30, 2021:
●	Risk-free interest rate: 1.12% (December 31, 2020: 0.93%)
●	Volatility: 52.06% (December 31, 2020: 53.24%)

The following table summarize the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2020	2,583	1.37
RSU granted	1,046	10.16
Forfeit during the period	(271)	0.98
Settled	(193)	0.48
At June 30, 2021	3,165	4.36

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the six months period ended June 30, 2021, there were USD 20,104 of remaining unamortized compensation costs related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.36 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The total expense, including taxes and social charges related to the share-based compensation plan for the six months period ended June 30, 2021 was USD 8,389 with its corresponding entry in shareholders' equity, compared to USD 702 for the six months period ended June 30, 2020.

18.2 Share-based compensation: Loja Integrada

On April 29, 2021 VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-based compensation plan in Loja Integrada, a subsidiary fully owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years, as of the grant date, and are exercisable as long as the director or employee fulfills the worked period after the options are granted (normally 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year). As of June, 2021, the total number of ordinary nominative shares in Loja Integrada is 8,194 thousand.

The weighted average inputs used in the six months period ended June 30, 2021:
●	Risk-free interest rate in Brazilian Reais: 8.81%
●	Volatility: 47.69%

The following table summarize the options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair vValue

At December 31, 2020	-	-	-	-
Granted during the period	24	13.78	-	6.09
Forfeit during the period	-	-	-	-
Exercised during the period	-	-	-	-
At June 30, 2021	24	13.78	6.86	6.09

The following table summarize the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2020	-	-
RSU granted	95	12.49
Forfeit during the period	-	-
Settled	-	-
At June 30, 2021	95	12.49

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

For the six months period ended June 30, 2021, there were USD 999, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.03 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the six months period ended June 30, 2021 was USD 268 with its corresponding entry in shareholders' equity.

18.3 Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations which includes both stock-based compensation of VTEX and Loja integrada:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Subscription cost	205	16	313	29
Services cost	136	18	169	38
Sales and marketing	1,586	71	2,315	153
Research and development	1,664	163	2,780	280
General and administrative	1,907	162	3,080	202
Total	5,498	430	8,657	702

19   Financial Instruments

19.1 Financial instruments by category

(i)    Financial instruments valued at amortized cost

Financial instruments valued at amortized cost represents financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows.The aforementioned comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The Group has the following financial instruments valued at amortized cost:

	June 30, 2021	December 31, 2020
Financial assets:
Cash and cash equivalents	23,598	58,557
Restricted cash	1,360	1,429
Trade receivables	31,330	24,491
Total	56,288	84,477

Financial liabilities
Trade payables	16,895	9,973
Lease liabilities	6,461	6,153
Loans and financing	4,961	6,359
Accounts payable from acquisition of subsidiaries	2,604	3,458
Total	30,921	25,943

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	June 30, 2021	December 31, 2020
Financial assets:
Current
Marketable securities	13,503	16,969
Derivative financial instruments (i)	-	174
Total	13,503	17,143

	Carrying amount
	June 30, 2021	December 31, 2020
Financial liabilities:
Current
Derivative financial instruments (i)	304	-
Accounts payable from acquisition of subsidiaries (”earn-out”)	6,082	542
Non-current
Accounts payable from acquisition of subsidiaries (“earn-out”)	1,687	-
	8,073	542

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

(ii) VTEX Brazil contracted a Non-Deliverable Forward (“NDF”) derivative financial instrument designated as hedge of foreign currency debt with a total notional value of USD 4,515 in May 2021, renewing the hedge position that expired in the same month. The hedge contracts have a due date in September 2021. For the six months period ended June 30, 2021, USD 304 of unrealized losses related to changes in the fair value of foreign exchange NDF contracts was recognized.

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "net finance income".

For the six months period ended June 30, 2021, the Group had positions in Swap derivative financial instruments designated as hedge of foreign currency debt. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency. The last hedge contract matures in March 2023.

The following amounts were recognized in profit or loss in relation to derivatives:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net gain/(loss) on derivative financial instruments	(639)	148	(275)	(199)

The following amounts were recognized in profit or loss in relation to marketable securities:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net gain(loss) on marketable securities	241	1.478	122	275

The table below presents the Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the end of reporting period and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Less than 1 year	Between 1 and 2 years	More than 2 years

June 30, 2021
Accounts payable	28,465	-	-
Loans and financing	2,135	2,844	126
Lease liabilities	969	1,348	4,424
Accounts payable from acquisition of subsidiaries	8,686	1,773	-
Other liabilities	4	286	-

a.    Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	June 30, 2021
	Level 1	Level 2	Level 3
Assets
Marketable securities	13,503	-	-
Liabilities
Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	7,769
Derivative financial instruments	-	304	-

	December 31, 2020
	Level 1	Level 2	Level 3
Assets
Marketable securities	16,969	-	-
Derivative financial instruments	-	174	-
Liabilities
Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	542

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the second quarter of 2021.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments could include the use of quoted market prices or dealer quotes for similar instruments:

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves;
•	for foreign currency forwards – the present value of future cash flows based on the forward exchange rates at the balance sheet date;
•	for foreign currency options – option pricing models (e.g. Black-Scholes model), and
•	for other financial instruments – discounted cash flow analysis.

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn-out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at June 30, 2021, the fair value of the earn-out amounts USD 7,769 (December 31, 2020 - USD 542).

b.    Fair values of other financial instruments (unrecognized)

The group also has a number of financial instruments which are not measured at fair value in the balance sheet. As at June 30, 2021, for these instruments, the fair values are not different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at June 30, 2021:

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Carrying amount	Fair value
Financial liabilities
Loans and financing	4,961	5,105
	4,961	5,105

19.2 Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

When all relevant criteria is met, hedge accounting will be applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2020, available in the F1/A filing.

20   Subsequent events

20.1 Initial public offering

On July 21, 2021, the Company completed its IPO, offering 21,850,000 of its Class A common shares, of which 16,726,702 new Class A common shares were offered by the Company and other 5,123,298 shares were offered by the selling shareholders. The underwriters option to purchase 2,850,000 newly issued Class A common shares has been exercised in full.

The initial offering price was US$19.00 per Class A common share, resulting in gross proceeds to the Company of US$  317,807. The Company received net proceeds of US$ 296,343, after deducting US$ 19,863 in underwriting discounts and commissions and US$ 1,601 of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-257400), which was declared effective by the Securities and Exchange Commission on July 20, 2021. The common shares began trading on the New York Stock Exchange (“NYSE”) on July 21, 2021, under the symbol “VTEX”.

VTEX

Notes to the interim condensed consolidated financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

20.2 Acquisition of Guava Desenvolvimento de Software LTDA. - ME

On August 11th, 2021, the Group acquired Guava Desenvolvimento de Software LTDA. - ME (“Guava”), a Brazil-based technology company, signing a quota purchase agreement which regulates the acquisition of 100% of Guava's capital stock.

The Group will work alongside the Guava team, who will remain engaged post transaction, to accelerate growth in VTEX’s Store Framework initiatives. With the acquisition, the Group will have a team of 12 engineers and 5 interaction & visual designers, able to transform clients ideas into engaging digital solutions, designing clear, to-the-point interfaces that help client effectiveness.

Fair value of assets acquired and liabilities assumed are still being evaluated, therefore it is not possible to make the complete disclosure of business combination. The Group expects to have more complete information in the interim consolidated financial statements as of September 30, 2021.

The total consideration for the acquisition will be USD 517 thousand.On August 11th, 2021, the Group acquired Guava Desenvolvimento de Software LTDA. - ME (“Guava”), a Brazil-based technology company, signing a quota purchase agreement which regulates the acquisition of 100% of Guava's capital stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S.Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 included elsewhere in this document. .

Overview

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 80% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). As of December 31, 2020, we were trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, the fastest-growing region in the world in 2020, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers in order to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. VTEX was named as leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and Gartner named us as a Visionary in its 2020 report, Magic Quadrant for Digital Commerce, Worldwide.

We offer access to our platform on a subscription basis, which accounted for 96.1% of our revenue for the three months ended June 30, 2021, compared to 94.7% of our revenue for the three months ended June 30, 2020. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three months ended June 30, 2021, our GMV increased to US$2.4 billion from US$1.9 billion in the three months ended June 30, 2020 representing an increase of 30.4% in USD and 25.4% on an FX neutral basis. In the same period, our revenue increased to US$30.9 million from US$25.3 million, representing an increase of 22.1% in USD and 18.2% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	2,439.3	1,870.8	4,475.3	2,823.2
GMV growth FX neutral (%)	25.4%	178.0%	64.8%	108.6%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our unaudited quarterly consolidated profit (loss) statement data for each of the last historical eight quarters. The unaudited consolidated profit (loss) statement data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to fairly and accurately present this information. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. In particular, since the second quarter of 2020we were positively affected by the ecommerce surge as a consequence of lockdowns during the COVID-19 Pandemic. See below “—Impacts of the COVID-19 Pandemic.”.

We believe that the strong sector tailwinds will continue to drive our growth and overall ecommerce growth rates in the region, despite the potential near-term year-over-year trends.We expect seasonal patterns to remain the same as in prior years and expect that our revenue will grow sequentially for the remaining quarters in 2021.

	For the Three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in US$ millions)

Subscription revenue	13.2	13.6	19.1	15.4	23.9	26.3	27.7	24.7	29.7
Services revenue	1.1	0.5	0.9	1.2	1.3	1.3	1.4	1.3	1.2
Total revenue	14.3	14.1	20.0	16.6	25.3	27.7	29.1	25.9	30.9
Subscription cost	(3.5)	(4.3)	(5.5)	(5.1)	(5.8)	(7.1)	(9.8)	(8.7)	(9.5)
Services cost	(1.0)	(0.9)	(1.5)	(1.7)	(1.7)	(1.7)	(2.0)	(2.1)	(2.8)
Total cost	(4.5)	(5.2)	(7.0)	(6.7)	(7.5)	(8.8)	(11.9)	(10.8)	(12.2)
Gross profit	9.8	8.9	13.0	9.9	17.8	18.9	17.2	15.1	18.7
Operating expenses
General and administrative	(2.3)	(3.1)	(3.5)	(3.1)	(2.4)	(3.3)	(5.1)	(7.2)	(7.8)
Sales and marketing	(6.1)	(4.1)	(5.2)	(5.7)	(5.4)	(5.3)	(7.5)	(11.0)	(15.7)
Research and development	(2.6)	(3.4)	(4.1)	(4.1)	(3.6)	(4.5)	(6.8)	(8.4)	(10.7)
Other income (losses)	0.6	(0.1)	0.1	(0.0)	(0.3)	(0.3)	0.1	(0.4)	(0.9)
Income (loss) from operation	(0.6)	(1.8)	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)
Financial result	(0.5)	0.0	(1.1)	(2.8)	1.6	(0.6)	(1.3)	(1.4)	(1.4)
Equity results	0.0	0.0	0.0	(0.0)	0.0	0.0	0.1	0.1	0.1
Income (loss) before income tax	(1.1)	(1.8)	(0.9)	(5.9)	7.7	5.0	(3.3)	(13.3)	(17.6)
Income tax	(0.2)	0.4	(0.6)	0.7	(2.0)	(2.0)	(0.9)	0.8	2.1
Net loss of the period	(1.3)	(1.4)	(1.5)	(5.2)	5.7	3.0	(4.3)	(12.5)	(15.5)
Loss per share
Basic and diluted income (loss) per share (US$)	(0.09)	(0.09)	(0.09)	(0.03)	0.03	0.02	(0.02)	(0.07)	(0.09)

The following table sets forth selected consolidated profit (loss) statements  data for each of the periods indicated as a percentage of total revenue.

	For the Three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(24.3)%	(30.3)%	(27.3)%	(30.4)%	(23.0)%	(25.6)%	(33.8)%	(33.6)%	(30.6)%
Services cost	(7.0)%	(6.5)%	(7.7)%	(10.1)%	(6.6)%	(6.1)%	(6.9)%	(8.1)%	(8.9)%
Total cost	(31.4)%	(36.8)%	(35.0)%	(40.5)%	(29.6)%	(31.7)%	(40.7)%	(41.8)%	(39.6)%
Gross profit	68.6%	63.2%	65.0%	59.5%	70.4%	68.3%	59.3%	58.2%	60.4%
Operating expenses
General and administrative	(16.2)%	(21.7)%	(17.6)%	(18.6)%	(9.5)%	(12.1)%	(17.6)%	(27.9)%	(25.3)%
Sales and marketing	(42.4)%	(29.4)%	(26.0)%	(34.5)%	(21.2)%	(19.0)%	(25.7)%	(42.6)%	(50.9)%
Research and development	(18.4)%	(24.1)%	(20.6)%	(24.4)%	(14.4)%	(16.3)%	(23.5)%	(32.5)%	(34.6)%
Other income (loss)	4.3%	(0.7)%	0.3%	(0.3)%	(1.0)%	(1.0)%	0.4%	(1.7)%	(2.8)%
Income (loss) from operation	(4.2)%	(12.8)%	1.0%	(18.4)%	24.3%	19.9%	(7.1)%	(46.4)%	(53.1)%
Financial result	(3.7)%	0.1%	(5.5)%	(16.8)%	6.2%	(2.1)%	(4.6)%	(5.2)%	(4.4)%
Equity results	0.0%	0.0%	0.0%	(0.1)%	0.0%	0.1%	0.2%	0.4%	0.5%
Income (loss) before income tax	(7.8)%	(12.6)%	(4.4)%	(35.2)%	30.5%	17.9%	(11.5)%	(51.3)%	(57.0)%
Income tax	(1.6)%	2.9%	(2.9)%	4.0%	(8.1)%	(7.2)%	(3.2)%	3.2%	6.9%
Net loss of the period	(9.4)%	(9.7)%	(7.3)%	(31.2)%	22.4%	10.8%	(14.7)%	(48.1)%	(50.1)%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the Three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in US$ millions)
Income (loss) from operation	(0.6)	(1.8)	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)
Share-based compensation expense	0.1	0.2	0.5	0.3	0.4	0.6	2	3.2	5.5
Amortization of intangibles related to acquisitions	0.2	0.2	0.2	0.4	0.2	0.2	(0.1)	0.3	0.5
Non-GAAP income (Loss) from operations	(0.3)	(1.4)	0.9	(2.4)	6.8	6.3	(0.1)	(8.5)	(10.4)

Impacts of the COVID-19 pandemic

As a result of the COVID-19 pandemic, the ecommerce market experienced a surge in growth. Governments encouraged consumers to stay at home for extended periods of time, and retail purchases shifted from offline and brick-and-mortar purchases to online ecommerce, as companies accelerated the digitalization of their businesses. Consequently, ecommerce sales in our major markets have increased significantly. Our business responded to the shifting commerce dynamics, enabling our customers to rapidly scale and digitally transform their businesses during the COVID-19 pandemic. Our customers' GMV increase has resulted in significant revenue growth for us, driven predominantly by our transaction-based fees.

We expect to continue to benefit from the impact of the COVID-19 pandemic on online penetration and consumer preferences. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth in our business going forward, as we are starting to lap tough comps related to lockdowns in the region and sole focus of brands enterprises on their online channels.  For example, in the year ended December 31, 2019, our revenue increased approximately 43% on an FX neutral basis compared to 2018  – while revenues increased 95.3% on an FX neutral basis in the year ended December 31, 2020 compared to 2019. For the three months ended June 30, 2021 revenues increased 18.2% on an FX neutral basis.

Customers with relevant brick-and-mortar retail stores operations may shift back to their physical channels some of the volume that COVID-19 migrated to their online channels. Nevertheless, customers with no relevant brick-and-mortar retail stores may still grow at above the industry average. For VTEX, in the three months ended June 30, 2021, customers with more than US$25 thousand Annual Recurring Revenue (“ARR”) with no relevant brick-and-mortar retail stores operations increased their GMV twice the clip than the ones with relevant brick-and-mortar retail operations.

Components of our results of operations

The following is a summary of the principal line items comprising consolidated profit (loss) statements.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees. In case of early termination of the annual upfront fees, we refund merchants for the remaining term of the contract; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 3.9% of our revenue for the three months ended June 30, 2021, compared to 5.3% for the three months ended June 30, 2020. For the six months ended June 30, 2021, services revenue accounted for 4.4% of our revenue, compared to 6.1% for the six months ended June 30, 2020.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting related and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of finance income and finance expenses. Finance income consists of interest earned on bank deposits, foreign exchange gains and other financial income. Finance expense is mostly comprised of foreign exchange losses, losses from fair value of derivative financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Our effective tax rate is mostly impacted by income tax benefits related to research and technological innovation expenses and non-deductible expenses.

VTEX Brazil benefits from tax incentives pursuant to the Lei do Bem aimed at companies that conduct research and development activities. This benefit allows an additional deduction of research and development expenditures ranging between 60% and 80% of the amounts originally spent, thereby reducing the income and social contribution tax base of VTEX Brazil. See “Risk Factors—Loss of, or adverse modifications to, certain tax benefits that we enjoy in Brazil and Argentina could have a negative impact on our operating results and profitability.”

Historical operations results

Comparison of results of operations for the three months and six months ended June 30, 2021 and 2020

The following table sets forth our consolidated profit (loss) statements for the three months and six months ended June 30, 2021 and 2020. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in US$ thousands)

Subscription revenue	29,652	23,937	54,310	39,379
Services revenue	1,217	1,338	2,483	2,538
Total revenue	30,869	25,275	56,793	41,917
Subscription cost (1)	(9,461)	(5,821)	(18,176)	(10,881)
Services cost (1)	(2,757)	(1,659)	(4,865)	(3,337)
Total cost	(12,218)	(7,480)	(23,041)	(14,218)
Gross profit	18,651	17,795	33,752	27,699
Operating expenses
General and administrative (1)	(7,806)	(2,402)	(15,029)	(5,505)
Sales and marketing (1)	(15,697)	(5,360)	(26,732)	(11,106)
Research and development (1)	(10,669)	(3,638)	(19,092)	(7,700)
Other income (losses)	(868)	(263)	(1,317)	(310)
Income (loss) from operation	(16,389)	6,132	(28,418)	3,078
Financial result	(1,354)	1,569	(2,709)	(1,228)
Gain/loss on investment	139	1	235	(9)
Income (loss) before income tax	(17,604)	7,702	(30,892)	1,841
Income tax	2,135	(2,040)	2,962	(1,377)
Net income (loss) of the for the period	(15,469)	5,662	(27,930)	464

(1) Includes stock-based compensation expense as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in US$ thousands)

Subscription cost	205	16	313	29
Services cost	136	18	169	38
Sales and marketing	1,586	71	2,315	153
Research and development	1,664	163	2,780	280
General and administrative	1,907	162	3,080	202
Total	5,498	430	8,657	702

Total revenue

The components of our total revenue during the three months and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended			Six months ended
	June 30, 2021	June 30, 2020	Variation	June 30, 2021	June 30, 2020	Variation
	(in US$ thousands, except percentages)
Subscription revenue	29,652	23,937	23.9%	54,310	39,379	37.9%
Services revenue	1,217	1,338	(9.0)%	2,483	2,538	(2.2)%
Total revenue	30,869	25,275	22.1%	56,793	41,917	35.5%

Total revenue for the three months ended June 30, 2021 was US$30.9 million, an increase of US$5.6 million, or 22.1% in US$ or 18.2% on an FX neutral basis, from US$25.3 million in the same period of 2020. The increase in total revenue was primarily driven by: (1) an increase in GMV of 30.4% in US$ or 25.4% on an FX neutral basis to US$2.4 billion for the three months ended June 30, 2021, from US$1.9 billion in the same period of 2020, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase in the number of active online stores using our platform during the last twelve months which we believe is mainly attributable to the impacts of the COVID-19 pandemic accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil.

Total revenue for the six months ended June 30, 2021 was US$56.8 million, an increase of US$14.9 million, or 35.5% in US$ or 41.5% on an FX neutral basis, from US$41.9 million in the same period of 2020. The increase in total revenue was primarily driven by: (1) an increase in GMV of 58.5% in US$ or 64.8% on an FX neutral basis to US$4.5 billion for the six months ended June 30, 2021, from US$2.8 billion in the same period of 2020, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase in the number of active online stores using our platform during the last twelve months which we believe is mainly attributable to the impacts of the COVID-19 pandemic accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth of GMV and revenue going forward.

Total cost

The components of our total cost during the three months and six months periods ended June 30, 2021 and 2020 were as follows:

	Three months ended			Six months ended
	June 30, 2021	June 30, 2020	Variation	June 30, 2021	June 30, 2020	Variation
	(in US$ thousands, except percentages)
Subscription cost	(9,461)	(5,821)	62.5%	(18,176)	(10,881)	67.0%
Services cost	(2,757)	(1,659)	66.2%	(4,865)	(3,337)	45.8%
Total cost	(12,218)	(7,480)	63.3%	(23,041)	(14,218)	62.1%

Total cost for the three months ended June 30, 2021 increased by US$4.7 million, or 63.3%, to US$12.2 million for the three months ended June 30, 2021 from US$7.5 million in the same period of 2020, principally due to an increase in IT and hosting expenses, which increased by US$2.3 million, or 64.2%, to US$5.9 million for the three months ended June 30, 2021 from US$3.6 million in the same period of 2020, given the increased number of online stores and GMV processed on our platform.

Total cost for the six months ended June 30, 2021 increased by US$8.8 million, or 62.1%, to US$23 million for the six months ended June 30, 2021 from US$14.2 million in the same period of 2020, principally due to an increase in IT and hosting expenses, which increased by US$5.7 million, or 89.3%, to US$12.1 million for the six months ended June 30, 2021 from US$6.4 million in the same period of 2020, given the increased number of online stores and GMV processed on our platform, which was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mainly in Brazil.

Gross profit

As a result of the above, our gross profit increased by US$0.9 million, or 4.8% to US$18.7 million for the three months ended June 30, 2021 from US$17.8 million in the same period of 2020. As a percentage of our total revenue, our gross profit decreased to 60.4% in the three months ended June 30, 2021 from 70.4% in the three months ended June 30, 2020, mainly due to the increase in hosting costs, impacting the subscription gross profit.

Our gross profit increased by US$6.1 million, or 21.9% to US$33.8 million for the six months ended June 30, 2021 from US$27.7 million in the same period of 2020. As a percentage of our total revenue, our gross profit decreased to 59.4% in the six months ended June 30, 2021 from 66.1% in the six months ended June 30, 2020, mainly due to the increase in hosting costs, impacting the subscription gross profit.

Operating expenses

General and administrative

General and administrative expenses during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended			Six months ended
	June 30, 2021	June 30, 2020	Variation	June 30, 2021	June 30, 2020	Variation
	(in US$ thousands, except percentages)
General and administrative	(7,806)	(2,402)	225.0%	(15,029)	(5,505)	173.0%
Percentage of total revenue	25.29%	9.50%	-	26.46%	13.13%	-

Our general and administrative expenses increased by US$5.4 million, or 225%, to US$7.8 million for the three months ended June 30, 2021 from US$2.4 million in the same period of 2020, primarily due to the increase in expenses related to compensation as our general and administrative workforce increased to support our growth globally.

For the six months ended June 30, 2021 our general and administrative expenses increased by US$9.5 million, or 173%, to US$15 million from US$5.5 million in the same period of 2020, primarily due to the increase in expenses related to compensation as our general and administrative workforce increased to support our growth globally.

Sales and marketing

Sales and marketing expenses during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended			Six months ended
	June 30, 2021	June 30, 2020	Variation	June 30, 2021	June 30, 2020	Variation
	(in US$ thousands, except percentages)
Sales and marketing	(15,697)	(5,360)	192.9%	(26,732)	(11,106)	140.7%
Percentage of total revenue	50.85%	21.21%	-	47.07%	26.50%	-

Our sales and marketing expenses increased by US$10.3 million, or 192.9%, to US$15.7 million for the three months ended June 30, 2021 from US$5.4 million for the three months ended June 30, 2020, primarily due to the increase in expenses related to compensation as our sales and marketing workforce increased to support our growth.

For the six months ended June 30, 2021 our sales and marketing expenses increased by US$15.6 million, or 140.7%, to US$26.7 million for the three months ended June 30, 2021 from US$11.1 million for the three months ended June 30, 2020, primarily due to the increase in expenses related to compensation as our sales and marketing workforce increased to support our growth.

Research and development

Research and development expenses during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended			Six months ended
	June 30, 2021	June 30, 2020	Variation	June 30, 2021	June 30, 2020	Variation
	(in US$ thousands, except percentages)
Research and development	(10,669)	(3,638)	193.3%	(19,092)	(7,700)	147.9%
Percentage of total revenue	34.56%	14.39%	-	33.62%	18.37%	-

Our research and development expenses increased by US$7 million, or 193.3%, to US$10.6 million for the three months ended June 30, 2021 from US$3.6 million for the three months ended June 30, 2020, primarily due to the increase in expenses related to compensation as our research and development workforce to support our growth, and the increase in certain other employee-related expenses.

For the six months ended June 30 our research and development expenses increased by US$11.4 million, or 147.9%, to US$19.1 million , 2021 from US$7.7 million for the six months ended June 30, 2020, primarily due to the increase in expenses related to compensation as our research and development workforce increased to support our growth, and the increase in certain other employee-related expenses.

Financial results

The components of our financial results during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended			Six months ended
	June 30, 2021	June 30, 2020	Variation	June 30, 2021	June 30, 2020	Variation
	(in US$ thousands, except percentages)
Finance income	2,136	2,714	(21.3)%	2,548	1,620	57.3%
Finance expense	(3,490)	(1,145)	204.8%	(5,257)	(2,848)	84.6%
Financial result	(1,354)	1,569	(186.3)%	(2,709)	(1,228)	120.6%

Our financial result decreased by US$2.9 million, or 186.3%, to an expense of US$1.3 million for the three months ended June 30, 2021 from an income of US$1.6 million for the three months ended June 30, 2020.  Our financial result decreased by US$1.5 million, or 120.6%, to an expense of US$2.7 million for the six months ended June 30, 2021 from an expense of US$1.2 million for the six months ended June 30, 2020.

Explanations for the variations in the above referred period are set forth below:

Finance income

Finance income decreased by US$0.6 million, or 21.3%, to US$2.1 million for the three months ended June 30, 2021 from US$2.7 million for the three months ended June 30, 2020.

Finance income increased by US$0.9 million, or 57.3%, to US$2.5 million for the six months ended June 30, 2021 from US$1.6 million for the six months ended June 30, 2020.

Finance expense

Finance expense increased by US$2.3 million, or 204.8%, to US$3.4 million for the three months ended June 30, 2021 from US$1.1 million for the three months ended June 30, 2020, primarily due to fair value losses from derivative financial instruments of US$1.7 million for the three months ended June 30, 2021 compared to nil for the three months ended on June 30,2020.

Finance expense increased by US$2.4 million, or 84.6%, to US$5.2 million for the six months ended June 30, 2021 from US$2.8 million for the six months ended June 30, 2020,  primarily due to an increase in fair value losses from derivative financial instruments to US$ 1.7 million for the six months ended June 30, 2021 from US$ 0.2 million for the six months ended June 30, 2020.

            Net income (loss) for the period

As a result of the above, our net loss amounted to US$15.5 million for the three months ended June 30, 2021, compared to a net income of US$5.7 million for the three months ended June 30, 2020.

For the six months ended June 30, 2021, our net loss amounted to US$27.9 million, compared to a net income of US$0.5 million for the six months ended June 30, 2020.

Consolidated statements of cash flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Six months ended
	June 30, 2021	June 30, 2020
	(in US$ thousands, except percentages)
Net cash provided (used) by operating activities	(21,616)	(3,756)
Net cash provided (used) by investing activities	(1,814)	(2,576)
Net cash provided (used) by financing activities	(10,950)	(951)
Increase (decrease) in cash and cash equivalents	(34,380)	(7,283)

Net cash provided (used) by operating activities

For the six months ended June 30, 2021, net cash used by operating activities increased by US$17.9 million to US$21.6 million from US$3.8 million for the six months ended June 30, 2020, primarily as a result of net loss of US$27.9 million for the six months ended June 30, 2021, compared to a net income of  US$0.5 million for the six months ended June 30, 2020, primarily due to the expansion of our workforce. This effect was partially offset by:

●
working capital adjustments which consisted mainly of: (1) an increase of accounts payable and accrual expenses in the amount of US$9.4 million for the six months ended June 30, 2021, compared to an increase of US$1.6 million for the six months ended June 30, 2020; (2) a increase in trade receivables of US$6.6 million for the six months ended June 30, 2021, compared to an increase of US$8.8 million for the six months ended June 30, 2020; and (3) a decrease in other liabilities of US$0.5 million for the six months ended June 30, 2021, compared to a decrease of US$1.9 million for the six months ended June 30, 2020, which was partially offset by an increase in taxes payable of US$0.2 million for the six months ended June 30, 2021, compared to an increase of US$2.9 million for the six months ended June 30, 2020; and

●
an increase in share-based compensation to US$4.0 million for the six months ended June 30, 2021, from  US$0.7 million for the six months ended June 30, 2020; and (2) a decrease in other costs and foreign exchange, net to an income of US$ 0.0 million for the six months ended June 30, 2021 from an expense of US$ 2.1 million for the six months ended June 30, 2020, which was partially offset by a decrease in deferred income tax to US$ 3.5 million for the six months ended June 30, 2021, from US$0.4 million for the six months ended June 30, 2020.

Net cash provided (used) by investing activities

For the six months ended June 30, 2021, net cash used by investing activities decreased by US$0.8  million to US$1.8 million from US$2.6 million for the six months ended June 30, 2020, primarily as a result of an increase in the redemption of marketable securities of US$3.3 million for the six months ended June 30, 2021, compared to nil for the six months ended June 30, 2020, which was partially offset by an increase in the payment of accounts payable from acquisition of subsidiaries to US$1.5 million for the six months ended June 30, 2021, compared to nil for the six months ended June 30, 2020.

Net cash provided (used) by financing activities

For the six months ended June 30, 2021, net cash used by financing activities increased by US$10.0 million to US$11 million from US$1million for the six months ended June 30, 2020, primarily as a result of (1) an increase in payment of loans and financing to US$9.7 million for the six months ended June 30, 2021 from US$1.2 million for the six months ended June 30, 2020; and (2) an increase in the buyback of shares in the amount of US$2.4 million for the six months ended June 30, 2021 from nil for the six months ended June 30, 2020, which was partially offset by  capital increases of US$1.0 million for the six months ended June 30, 2021 from nil for the six months ended June 30, 2020.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the three months ended June 30, 2021 and 2020 amounted to US$0.5 million and US$0.2 million, respectively, representing 1.7% and 0.7% of our total revenue for the three months ended June 30, 2021, and 2020, respectively.

For the six months ended June 30, 2021 and 2020 our capital expenditures, consisting of purchase of property and equipment, amounted to US$1.1 million and US$0.7 million, respectively, representing 1.9% and 1.8% of our total revenue for the six months ended June 30, 2021, and 2020, respectively.

Off-balance sheet arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our main exposure to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI rate. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

The following table summarize our financial instruments exposed to an interest rate risk as of June 30, 2021:

Transaction	Interest rate risk	Book value
		(in millions of US$)
Loans and financing	SELIC, CDI and TJLP	(5.0)
Accounts payable on acquisition of subsidiaries	CDI	(2.6)

As of June 30, 2021, we are not materially exposed to the risk of changes in market interest rates mostly due to the purpose of our investments.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the six months ended June 30, 2021 and in the year ended December 31, 2020, 18.2% and 14.0% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of June 30, 2021 and December 31, 2020, our assets were represented by 64.1% and 62.5% in U.S. dollars, and 35.9% and 37.5% in other currencies. As of June 30, 2021 and December 31, 2020, our liabilities, excluding our total shareholders’ equity, were represented by 24.1% and 11.8% in U.S. dollars, and 75.9% and 88.2% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 17, 2021

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name: André Spolidoro Ferreira Gomes
Title: Chief Executive Officer